INVEST IN **SOZ EV**

One-stop sales, financing, repower, maintenance, and charging for EV trucks and buses



Technology is proven on school buses, and SOZ EV is now applying the technology to medium duty commercial trucks

sozev.com Kansas City MO

Technology | Fintech & Finance | B2B | Transportation | Clean Tech

LEAD INVESTOR

Al Comeau Founder of CAM Ventures, LLC

SOZ EV provides locally based services for the commercial fleet operators that are currently transitioning their diesel-powered vehicles to electric powered engines (EVs). These services include converting to electric, servicing EV trucks, providing electrical parts, EV software support, EV truck sales, leasing, and charging stations for medium-duty EV trucks and buses. The electrification of freight is coming. Medium-size electric trucks could see a 15x increase by 2025 as favorable operating economics drive adoption. Relative to traditional diesel-powered trucks, electric trucks offer several benefits including, reduced fuel costs, lower maintenance costs (given fewer moving parts to service), less specialized equipment and labor needs, longer warrantied lifetimes and steadily declining battery costs. Trucks are the largest contributor to greenhouse gas emissions in the transportation sector; the electrification of freight will help reduce greenhouse gas emissions. SOZ's market strategy is to make this EV transition as simple and affordable by providing a one-stop, reliable turnkey solution. Initially, SOZ EV will be "re-powering" used diesel-powered aka "internal combustion" trucks because re-powering is less expensive and greener than purchasing a new electric vehicle. This proven, re-powering technology has already been licensed to SOZ EV. Moreover, new medium-duty trucks are not even available currently – so the initial focus on re-powering will establish SOZ's market presence now. Later, as the new medium-duty EV trucks develop, SOZ EV will be prepared to expand it's business model to cover both used and new

Highlights

1. Repowering in-use vehicles to electric; cheaper, greener and faster to market than new.
2. Trucks and buses are the largest contributor to transportation CO2. EV trucks to be 42% of market by 2030
3. Green Collar Jobs: Industrial jobs with environmental and economic development impact.
4. EV trucks and buses have reduced fuel costs, lower maintenance costs and less specialized equipment needs
5. A Qualified Opportunity Zone Business
6. "Truck-as-a-service" business that eliminates the high upfront costs with a transition to electric
7. Stong government incentives to convert to EV trucks and buses

Our Founder



Leonard O Mills Founder and CEO

Experienced angel investor, entrepreneur, top-25 fund manager, over $1 Trillion in asset management experience. Planning for Baltimore-Washington operations. "We started this company because we could not find any other company like it."

It is a very rapidly growing market segment and we have licensed unique technologies. By SOZ EV's committed capital sources, we can invest in the capital assets necessary for EV adoption. This will dramatically lower the up-front EV cost to commercial fleet operators. Commercial trucks are the largest contributor to greenhouse gas emissions.

Commercial EV Trucks and Buses Are Now Real and Affordable

COMMERCIAL EV TRUCKS AND BUSES AS A SERVICE

- **Availability:** Medium-duty EV trucks, buses ready and conversion kits ready for sales
- **Repower:** Convert your new or in-use truck or bus to EV. We can repower at your shop or at one of our local authorized mechanics
- **Maintenance:** Local mechanics are ready to maintain and repair your electric vehicle to minimize any downtime for your vehicle.
- **Financing:** Equipment financing is available to our customers
- **Charging:** Charging stations installation and servicing for our customers

ELECTRICATION OF FREIGHT: Medium-size and heavy electric trucks could see a 15.0x increase by 2025 as favorable operating economics drive adoption. Relative to traditional diesel-powered trucks, electric trucks offer several benefits including:

- Reduced fuel costs
- Up to 20% lower maintenance costs (given fewer moving parts to service)
- Less specialized equipment and labor needs, longer warrantied lifetimes and steadily declining battery costs.
- Local expertise and vehicle reliability are the keys to EV fleet adoption.
    - Authorized SOZ Service Centers to mininize downtime for our customers
    - Authorized SOZ Sales Representatives to help customers customize vehicle specifications to customer requirements

2022 INITIATIVES

- Q1: Initial Funding, 1st Demo Acquired, Conversion Kit Licensee, Kansas City Location
- Q2: Design of Class 3/4 Conversion
- Q3: Build of Class 3/4 Demo; Design of Type A/C/D School Buses
- Q4: Class 3/4 Road Tour; Build of Type A/C/D Demo, Second Location, Sales Team

SOZ STRATEGIC PARTNERS

At this time, the key to success in the commercial EV truck and bus business is actually having vehicles! There is a lot of hype in this industry at present. But not at SOZ - WE HAVE VEHICLES and more on the way.

- Our technology development partner ELO was the first to convert an 80 passenger Type D Bluebird school bus to 100% electric. This same team was also the first group to repower a Ford 150 to 100% electric. SOZ has an exclusive arrangement to with ELO to repower new AND in-use trucks and buses.


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- Our local sales and mechanics provide services that are conveniently located to our truck and bus fleet operators. Authorized SOZ Sales Representatives help design a specific solution to meet the operators' EV needs. Authorized SOZ Mechanics assemble, install and maintain our vehicles in locations convenient to the fleet operators. Through this collaboration effort, SOZ will be creating the green-color jobs of the future in this emerging industry.


BC TV - June 26, 2022 - Len Mills of SOZ - Converting diesel...
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SOZ LLC has entered into a technology license agreement with Monfort Technology, the licensor, to sell their EV conversion kits. Monfort Technology owns the patent.